UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 16, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

FDA posts briefing materials prior to Advisory Committee meeting for Victoza® label update

Bagsværd, Denmark, 16 June 2017 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has published the briefing documents ahead of the Advisory Committee meeting to discuss the supplemental New Drug Application (sNDA) for approval of Victoza® (liraglutide) injection to reduce the risk of major adverse cardiovascular events (cardiovascular death, non-fatal myocardial infarction, or non-fatal stroke) in adults with type 2 diabetes mellitus and high cardiovascular risk, given as an adjunct to standard treatment of cardiovascular risk factors.

The meeting takes place on 20 June 2017. The briefing documents from Novo Nordisk and the FDA form the basis for the Advisory Committee’s discussion, and provide an overview of the clinical data from the cardiovascular outcomes trial LEADER.

The briefing materials can be accessed on the FDA webpage: https://www.fda.gov/AdvisoryCommittees/CommitteesMeetingMaterials/Drugs/Endocrino logicandMetabolicDrugsAdvisoryCommittee/ucm560480.htm

About advisory committees

FDA advisory committees are panels of independent experts who advise the FDA on specific questions raised by the FDA as they consider regulatory decisions. The FDA is not bound by the committee’s recommendation, but it takes its advice into consideration when reviewing data concerning the safety and effectiveness of marketed or new drug applications.

About the LEADER trial

LEADER was a multicentre, international, randomised, double-blind, placebo-controlled trial investigating the long-term (3.5–5 years) effects of Victoza® (liraglutide up to 1.8 mg) compared to placebo, both in addition to standard of care, in people with type 2 diabetes at high risk of major cardiovascular events. Standard of care was comprised of lifestyle modifications, glucose-lowering treatments and cardiovascular medications.

LEADER was initiated in September 2010 and randomised 9,340 people with type 2 diabetes from 32 countries. The primary endpoint was the first occurrence of a composite cardiovascular outcome comprising cardiovascular death, non-fatal myocardial infarction or non-fatal stroke.

About Victoza®

Victoza® (liraglutide) injection is a human glucagon-like peptide-1 (GLP-1) analogue with an amino acid sequence 97% similar to endogenous human GLP-1.

Victoza® was approved in the EU in 2009 and is commercially available in more than 90 countries, treating more than 1 million people with type 2 diabetes globally. In Europe, Victoza® is indicated for the treatment of adults with type 2 diabetes to achieve glycaemic control as monotherapy, when metformin is considered inappropriate, and in combination with oral glucose-lowering medicinal products and/or basal insulin when these, together with diet and exercise, do not provide adequate glycaemic control. In the US, Victoza® was approved in 2010 as an adjunct to diet and exercise to improve blood glucose control in adults with type 2 diabetes.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 45 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 16, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer